UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018721

23
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67552

RECEIVED FEB 28 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK R. WILFERT & COMPANY, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 POLO CLUB ROAD
(No. and Street)

INDEPENDENCE (City) MN (State) 55359 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Wilfert 612-216-1009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK R. WILFERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK R. WILFERT & COMPANY, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY N. SEAVER
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 2015

Mark R. Wilfert
Signature

Chairman and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA

Erik J. (Rick) Ellingson
CPA

Patti Ellingson
CPA

Jane Ellingson Ehresmann
CPA

December 31, 2010

Mark R. Wilfert & Company, LLC
1025 Polo Club Road, Suite 300
Independence, MN 55359

We are pleased to confirm our understanding of the services we are to provide for Mark R. Wilfert & Company, LLC for the year ended December 31, 2010.

We will audit the balance sheet of Mark R. Wilfert & Company, LLC as of December 31, 2010, and the related statements of income, retained earnings, and cash flows for the year then ended.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We will also request written representations from your attorneys as part of the engagement. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from (1) errors, (2) fraudulent financial reporting, (3) misappropriation of assets, or (4) violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity.

Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any material errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that comes to our attention. We will also inform you of any violations of laws or governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of the entity and its environment, including internal control, sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing, and extent of further audit procedures. An audit is not designed to provide assurance on internal control or to identify deficiencies in internal control. However, during the audit, we will communicate to you and those charged

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 . Phone (952) 929-0315 . Fax (952) 929-1974

with governance internal control related matters that are required to be communicated under professional standards.

We may from time to time, and depending on the circumstances, use third-party service providers in serving your account. We may share confidential information about you with these service providers, but remain committed to maintaining the confidentiality and security of your information. Accordingly, we maintain internal policies, procedures, and safeguards to protect the confidentiality of your personal information. In addition, we will secure confidentiality agreements with all service providers to maintain the confidentiality of your information and we will take reasonable precautions to determine that they have appropriate procedures in place to prevent the unauthorized release of your confidential information to others. In the event that we are unable to secure an appropriate confidentiality agreement, you will be asked to provide your consent prior to the sharing of your confidential information with the third-party service provider. Furthermore, we will remain responsible for the work provided by any such third-party service providers.

You are responsible for establishing and maintaining internal controls, including monitoring ongoing activities; for the selection and application of accounting principles; and for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles. You are also responsible for management decisions and functions; for designating an individual with suitable skill, knowledge, or experience to oversee the tax services and any other nonattest services we provide; and for evaluating the adequacy and results of those services and accepting responsibility for them.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. Your responsibilities include adjusting the financial statements to correct material misstatements and confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

You are responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the company involving (1) management, (2) employees who have significant roles in internal control, and (3) others where the fraud could have a material effect on the financial statements. Your responsibilities include informing us of your knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others. In addition, you are responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

We estimate that our fees for these services will range from $1,500 to $1,800 for the audit. The fee estimate is based on anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will keep you informed of any problems we encounter and our fees will be adjusted accordingly.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.

RESPONSE:

This letter correctly sets forth the understanding of Mark R. Wilfert & Company, LLC

Officer signature: Mark R. Wilfert

Title: Chairman + CEO

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Mark R. Wilfert & Company, LLC
Independence, Minnesota

In planning and performing our audit of the financial statements of Mark R. Wilfert & Company, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 22, 2011

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

February 22, 2011

To the Partner's
Mark R. Wilfert & Company, LLC

We have audited the financial statements of Mark R. Wilfert & Company, LLC for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on January 21, 2011.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Mark R. Wilfert & Company, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the depreciation of furniture and equipment is based on the estimated useful lives of the furniture and equipment. We evaluated the key factors and assumptions used to develop the estimated useful lives for depreciation in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 22, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of Partner's and management of Mark R. Wilfert & Company, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.

Mark R. Wilfert & Company, LLC

Minneapolis, Minnesota

February 22, 2011

Ellingson & Ellingson, Ltd.
5101 Vernon Ave. S., Suite 501
Edina, MN 55436

We are providing this letter in connection with your audit of the balance sheet of Mark R. Wilfert & Company, LLC, LLC as of December 31, 2010, and the related statements of income, retained earnings, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Mark R. Wilfert & Company, LLC, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of February 22, 2011, the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2) We have made available to you all—

   a) Financial records and related data.

   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3) There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6) We have no knowledge of any fraud or suspected fraud affecting the company involving—

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

7) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

8) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9) The following have been properly recorded or disclosed in the financial statements:

   a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b) Guarantees, whether written or oral, under which the company is contingently liable.

10) There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of

the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11) There are no:

a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *Statement of Financial Accounting Standards No. 5*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *Statement of Financial Accounting Standards No. 5.*

12) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Mark R. Wilfert

Title: Chairman & CEO

MARK R. WILFERT & COMPANY, LLC

Independence, Minnesota

Financial Statements and
Auditor's Report
December 31, 2010

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT

The Partner's
Mark R. Wilfert & Company, LLC
Independence, Minnesota

We have audited the accompanying statements of financial condition of Mark R. Wilfert & Company, LLC, as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark R. Wilfert & Company, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 22, 2011

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Mark R. Wilfert & Company, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 12,873	$ 21,716
	12,873	21,716
PROPERTY AND EQUIPMENT (NOTE 1)		
Vehicles	1,000	1,000
Office furniture and equipment	66,265	64,920
Less: accumulated depreciation	(47,001)	(37,569)
	20,264	28,351
Total Assets	$ 33,137	$ 50,067
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES (NOTE 2)		
PARTNERS' EQUITY		
Partner's capital	74,978	59,978
Retained earnings (deficit)	(41,841)	(9,911)
	33,137	50,067
Total Liabilities and Partners' Equity	$ 33,137	$ 50,067

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF INCOME
For the Years Ended December 31, 2009 and 2008

	2010	2009
REVENUES	$ 2,515	$ 42,874
EXPENSES		
Advertising and promotion		261
Auto expenses	705	718
Licenses and regulatory expense	2,393	2,748
Computer and internet expense	527	2,233
Depreciation	9,432	13,420
Office expense	7,306	13,766
Occupancy	1,409	3,845
Telephone and utilities	4,634	5,905
Professional fees		55
Insurance and benefits	1,814	3,754
Travel	6,149	7,417
Miscellaneous	76	82
Total Expenses	34,445	54,204
Net Income	$ (31,930)	$ (11,330)

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Partners' Capital	Retained Earnings	Total
Balance at January 1, 2009	$ 59,978	$ 1,419	$ 61,397
Net income		(11,330)	(11,330)
Balance at December 31, 2009	59,978	(9,911)	50,067
Capital contribution	15,000		
Net income		(31,930)	(31,930)
Balance at December 31, 2010	$ 74,978	$ (41,841)	$ 18,137

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (31,930)	$ (11,330)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,432	13,420
Net Cash Flows from Operating Activities	(22,498)	2,090
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office furniture and equipment	(1,345)	(1,217)
Net Cash Flows from Investing Activities	(1,345)	(1,217)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	15,000	
Net Cash Flows from Financing Activities	15,000	
Net Increase in Cash	(8,843)	873
Cash at Beginning of Year	21,716	20,843
Cash at End of Year	$ 12,873	$ 21,716

The accompanying notes are an integral part of these financial statements.

MARK R. WILFERT & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Mark R. Wilfert & Company, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company operates in the mergers and acquisitions sector of the securities industry.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method over useful lives of three to five years.

Income Taxes -
The Company, with the consent of its members, elected to be treated, under the provisions of the Internal Revenue Code, as a partnership. Under such provisions, in lieu of corporate income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the accompanying financial statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA
Erik J. (Rick) Ellingson
CPA
Patti Ellingson
CPA
Jane Ellingson Ehresmann
CPA

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Mark R. Wilfert & Company, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 22, 2011

5101 Vernon Avenue South Suite 501, Edina, Minnesota 55436 | Phone (952) 929-0315 | Fax (952) 929-1974

Mark R. Wilfert & Company, LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2010

NET CAPITAL		
Stockholders' Equity	$ 33,137	
Additions:		
Subordinated loans		
		$ 33,137
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciation	20,264	
		20,264
Net Capital		$ 12,873
BASIC CAPITAL REQUIREMENT		
Net capital		$ 12,873
Minimum net capital required		5,000
Excess Net Capital		$ 7,873
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 12,873
Audit adjustments made for the following:		
Adjusted Net Capital		$ 12,873

The accompanying notes are an integral part of these financial statements.

MARK R. WILFERT & COMPANY, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2010

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2010

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2010.